03011865

SECURITI... ...ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 03 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Citco-Quaker Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1288 Valley Forge Road, Suite 87
(No. and Street)

Valley Forge (City) Pennsylvania (State) 19482 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Giorgio 610-935-4511
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York, (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Giorgio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citco-Quaker Fund Distributors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Sworn to and subscribed before me this 25th day of Feb 2003.

Notary Public

NOTARIAL SEAL
LAURA L. DeSTEFANO, Notary Public
Schuylkill Twp., Chester County
My Commission Expires December 19, 2005

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITCO-QUAKER FUND DISTRIBUTORS, INC.
(Wholly-Owned Subsidiary of Citco-Quaker Fund Services, Inc.)

TABLE OF CONTENTS

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Shareholder of Citco-Quaker Fund Distributors, Inc.

We have audited the accompanying balance sheet of Citco-Quaker Fund Distributors, Inc., a wholly-owned subsidiary of Citco-Quaker Fund Services, Inc. (the "Company") as of December 31, 2002 and the related statements of income, shareholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Citco-Quaker Fund Distributors, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, appearing on pages 8 through 10, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2003

CITCO-QUAKER FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of Citco-Quaker Fund Services, Inc.)

BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CASH	$ 257,987
ACCOUNTS RECEIVABLE	14,297
TOTAL ASSETS	$ 272,284

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 206,603
Payable to affiliate	371
Total liabilities	206,974
SHAREHOLDER'S EQUITY	
Capital Stock (1,000 shares authorized, 100 shares outstanding; no par value)	-
Contributed capital	75,000
Accumulated deficit	(9,690)
Total shareholder's equity	65,310
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	$ 272,284

See notes to balance sheet.

CITCO-QUAKER FUND DISTRIBUTORS, INC.
(Wholly-Owned Subsidiary of Citco-Quaker Fund Services, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Rule 12b-1 fees	$ 529,503
Commissions	252,959
Sales charges	47,977
Distribution fees	26,938
Total revenues	857,377
EXPENSES:	
Rule 12b-1 fees	529,503
Commission expense	200,054
Management fees	58,318
Sales charges	47,977
Total expenses	835,852
NET INCOME BEFORE INCOME TAX PROVISION	21,525
INCOME TAX PROVISION	6,215
NET INCOME	$ 15,310

See notes to financial statements.

CITCO-QUAKER FUND DISTRIBUTORS, INC.
(Wholly-Owned Subsidiary of Citco-Quaker Fund Services, Inc.)

STATEMENT OF SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Contributed Capital	Retained (Deficit)	Total Equity
BALANCE, DECEMBER 31, 2001	$ -	$ 35,000	$ (25,000)	$ 10,000
Capital contribution	-	40,000	-	40,000
Net income	-		15,310	15,310
BALANCE, DECEMBER 31, 2002	$ -	$ 75,000	$ (9,690)	$ 65,310

See notes to financial statements.

CITCO-QUAKER FUND DISTRIBUTORS, INC.
(Wholly-Owned Subsidiary of Citco-Quaker Fund Services, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 15,310
Changes in assets and liabilities:	
Increase in:	
Accounts receivable	(14,297)
Increase in:	
Accounts payable	206,603
Payable to affiliate	371
Net cash provided by operating activities	206,974
CASH FLOWS FROM FINANCING ACTIVITIES -	
Capital contribution From Citco-Quaker Fund Services, Inc.	40,000
NET INCREASE IN CASH	247,987
CASH, BEGINNING OF YEAR	10,000
CASH, END OF YEAR	$ 257,987

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Citco-Quaker Fund Distributors, Inc. ("CQFD"), formerly D. A. Pope & Co., Inc., is a Delaware Corporation and a wholly-owned subsidiary of Citco-Quaker Fund Services, Inc. ("CQFS") who's ultimate parent company is Citco Group, LTD. CQFD is a broker-dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the NASD. In its capacity as a broker-dealer, CQFD provides underwriting services, distribution of fund shares, registration and supervision of representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker duties.

CQFD is currently dependent upon CQFS to fund future operating expenses and net capital requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Transactions related to commission and 12b-1 revenues and expenses are recorded on a trade date basis.

Income Taxes - CQFD is included in a consolidated income tax return with its Parent. The Company's provision for Federal income tax expense is computed based upon the Federal statutory rate applied to income before taxes. CQFD files a separate return for state income tax purposes.

CQFD accounts for deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109. Temporary differences between income reported for financial statement purposes and taxable income are not significant; accordingly, no deferred income taxes have been recorded as of December 31, 2002.

Recent Accounting Pronouncements - In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45 *Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"). FIN No. 45 significantly changes current practice in accounting for, and disclosure of guarantees. Under FIN No. 45, certain guarantees are required to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimably, as those terms are defined in SFAS No. 5 *Accounting for Contingencies*. FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN No. 45 became effective for any interim or annual periods ending after December 15, 2002 while the interpretation's initial recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The

adoption of this interpretation has not, and is not expected to have a material impact on CQFD's financial statements.

3. TRANSACTIONS WITH AFFILIATES

Under a management agreement between CQFS and CQFD, CQFS makes payments for all operating, administrative and sales expenses incurred by CQFD as well as providing recordkeeping and other bookkeeping services. CQFS charges CQFD a monthly management fee not to exceed the prior period's actual monthly net revenue.

In addition, CQFS will provide CQFD with sufficient capital for a period of at least one year from the date of the financial statements so as to comply with all regulatory and contractual net capital requirements and to provide sufficient working capital for operating expenses.

CQFS provides personnel and office facilities to CQFD. For such services CQFS charged CQFD $58,318 for the year ended December 31, 2002. At December 31, 2002, $371 is due to CQFS.

Certain of the directors and officers of CQFD are affiliated with CQFS.

4. REGULATORY REQUIREMENTS

CQFD is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, CQFD's ratio of aggregate indebtedness to net capital was 4.06 to 1. CQFD's net capital was $51,013, and the required net capital was $25,000.

CQFD is exempt under the provisions of Rule 15c3-3 (Computation for Determination of Reserve Requirements for Brokers and Dealers) of the Securities Exchange Act of 1934, because it does not hold funds or securities for, or owe money or securities to, its customers.

CQFD is required by the National Securities Clearance Corporation ("NSCC") to maintain a minimum net capital of $25,000 in excess of the minimum net capital required, as defined.

5. PROVISION FOR INCOME TAXES

CQFD for income taxes account in the accompanying statement of operations includes the following components for the year ended December 31, 2002:

Current Federal income taxes	$ 4,065
Current State income taxes	2,150
	$ 6,215

* * * * * *

CITCO-QUAKER FUND DISTRIBUTORS, INC.

(Wholly-Owned Subsidiary of Citco-Quaker Fund Services, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2002

TOTAL SHAREHOLDER'S EQUITY	$ 65,310
Less: nonallowable assets included in the following statement of financial condition captions - account receivable	(14,297)
NET CAPITAL	$ 51,013
MINIMUM NET CAPITAL REQUIRED (THE GREATER OF $25,000 OR 6 - 2/3% OF AGGREGATE INDEBTEDNESS)	$ 25,000
EXCESS NET CAPITAL	$ 26,013
EXCESS NET CAPITAL AT 1000%	$ 30,315
TOTAL AGGREGATE INDEBTEDNESS INCLUDED IN THE BALANCE SHEET	$206,974
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.06 to 1

Note - There are no significant difference between the amounts presented above and the amounts as reported in the Company's FOCUS report of December 31, 2002. Therefore, no reconciliation of the two computations is deemed necessary.

CITCO-QUAKER FUND DISTRIBUTORS, INC.
(Wholly-Owned Subsidiary of Citco-Quaker Fund Services, Inc.)

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDE THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2002

Because the Company does not hold funds or securities for the account of any Customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable. Consequently, a reserve requirement was not calculated in Part IIa of Form X-17A-5 of the Company's FOCUS report as of December 31, 2002.

CITCO-QUAKER FUND DISTRIBUTORS, INC.
(Wholly-Owned Subsidiary of Citco-Quaker Fund Services, Inc.)

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2002

The Company is exempt from Rule 15c3-3 under the exemptive provisions of Section (k)(1); accordingly, the Company has no possession or control requirements.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 25, 2003

Citco-Quaker Fund Distributors, Inc.
1288 Valley Forge Road
Suite 87
Valley Forge, PA 19482

In planning and performing our audit of the financial statements of Citco-Quaker Fund Distributors, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 25, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP